CUSIP No. 81424D109                                           Page 1 of 13 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                        SECURITY FINANCIAL BANCORP, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    81424D109
                                 (CUSIP Number)

                                 John Wm. Palmer
                                 PL Capital, LLC
                                2015 Spring Road
                                    Suite 290
                               Oak Brook, IL 60523
                                 (630) 928-0231
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 2, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 81424D109                                           Page 2 of 13 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
              Financial Edge Fund, L.P.

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6        Citizenship or Place of Organization
              Delaware

                      7        Sole Voting Power
                               0 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   161,900 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    0 shares

                      10       Shared Dispositive Power
                               161,900 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
              161,900 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
              8.4%

14       Type of Reporting Person
              PN

CUSIP No. 81424D109                                           Page 3 of 13 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
              Financial Edge - Strategic Fund, L.P.

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6        Citizenship or Place of Organization
              Delaware

                      7        Sole Voting Power
                               0 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   161,900 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    0 shares

                      10       Shared Dispositive Power
                               161,900 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
              161,900 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
              8.4%

14       Type of Reporting Person
              PN

CUSIP No. 81424D109                                           Page 4 of 13 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
              PL Capital, LLC

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6        Citizenship or Place of Organization
              Delaware

                      7        Sole Voting Power
                               0 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   161,900 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    0 shares

                      10       Shared Dispositive Power
                               161,900 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
              161,900 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
              8.4%

14       Type of Reporting Person
              PN

CUSIP No. 81424D109                                           Page 5 of 13 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
              John Wm. Palmer

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6        Citizenship or Place of Organization
              United States of America

                      7        Sole Voting Power
                               0 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   161,900 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    0 shares

                      10       Shared Dispositive Power
                               161,900 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
              161,900 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
              8.4%

14       Type of Reporting Person
              IN

CUSIP No. 81424D109                                           Page 6 of 13 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
              Richard J. Lashley

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                   [ ]

6        Citizenship or Place of Organization
              United States of America

                      7        Sole Voting Power
                               0 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   161,900 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    0 shares

                      10       Shared Dispositive Power
                               161,900 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
              161,900 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                   [ ]

13       Percent of Class Represented By Amount in Row (11)
              8.4%

14       Type of Reporting Person
              IN

CUSIP No. 81424D109                                           Page 7 of 13 Pages


Item 1.   Security and Issuer

          This Schedule 13D is being filed jointly by Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"), Financial Edge - Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic"), PL Capital, LLC, a Delaware limited liability company ("PL Capital") and the General Partner of the Financial Edge Fund and Financial Edge Strategic, and John W. Palmer and Richard J. Lashley, Managing Members of PL Capital. All of the filers of this Schedule 13D are collectively the "Group."

          This Schedule 13D relates to the common stock ("Common Stock") of Security Financial Bancorp, Inc. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 9321 Wicker Avenue, St. John, Indiana 46373. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by Mr. Palmer and Mr. Lashley, which are shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer's and Mr. Lashley's capacities as the general partners of PL Capital. The business address of Mr. Palmer and Mr. Lashley is 2015 Spring Road, Suite 290, Oak Brook, Illinois 60523. Mr. Palmer and Mr. Lashley serve as the Managing Members of PL Capital, which is the General Partner of Financial Edge Fund and Financial Edge Strategic. The principal employment of Mr. Palmer and Mr. Lashley is investment management.

          (d) During the past five years, no member of the Group been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) All of the individuals who are members of the Group are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          The amount of funds expended to date by Financial Edge Fund to acquire the 151,900 shares of Common Stock it holds in its name is $1,641,875. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

CUSIP No. 81424D109                                           Page 8 of 13 Pages


          The amount of funds expended to date by Financial Edge Strategic to acquire the 10,000 shares of Common Stock it holds in its name is $108,150. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business.

          All purchases of Common Stock made by members of the Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on Bear Stearns' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.   Purpose of Transaction

          The purpose of the acquisition of the shares of Common Stock by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group expects to actively assert shareholder rights, in the manner described below, with the intent to influence the policies of the Issuer. The members of the Group plan to pursue discussions with management to maximize short and long-term value for shareholders.

          Members of the Group believe the Company has a significant opportunity to create shareholder value over a reasonable time frame by:

          (1) Aggressively repurchasing its Common Stock in the open market, beginning at the earliest possible opportunity permitted by its banking regulators (i.e., six months after the IPO date, in the Company's instance, July 2000), regardless of whether or not the stock option and MRP plans have been approved by shareholders;

          (2)  Aggressively   reducing   overhead  expense  ratios,   which  are
               currently well in excess of its peer groups;

          (3)  Prudently   leveraging  the  capital  raised,  being  careful  to
               preserve the Company's flexibility to repurchase the maximum number of shares of Common Stock permitted by its banking regulators; and

          (4) Constantly monitoring the opportunities available to the Company to maximize shareholder value through sale of the Company, if such a strategy provides a demonstrable increase in shareholder value over a strategy of remaining independent.

          Members of the Group intend to discuss their views with management of the Company from time to time in the ordinary course of the Group's investment activities.

CUSIP No. 81424D109                                           Page 9 of 13 Pages


          Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,938,460, reported as the number of outstanding shares as of February 1, 2000, on a Form 10-QSB filed on February 11, 2000. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Financial Edge Fund

     (a)  Aggregate number of shares beneficially owned: 161,900
          Percentage: 8.4%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 161,900
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 161,900

     (c) The Financial Edge Fund has made the following purchases of Common Stock in the last 60 days:

--------------------------------------------------------------------------------
         Date      Number of Shares      Price Per Share ($)       Total Cost($)
--------------------------------------------------------------------------------
       2/11/00           5,000                  10.13                   50,650
--------------------------------------------------------------------------------
       2/14/00          20,000                  10.17                  203,487
--------------------------------------------------------------------------------
       2/16/00           5,000                  10.44                   52,212
--------------------------------------------------------------------------------
       2/17/00           2,900                  11.03                   31,975
--------------------------------------------------------------------------------
       2/18/00          10,000                  10.93                  109,275
--------------------------------------------------------------------------------
       2/25/00          50,000                  10.98                  548,972
--------------------------------------------------------------------------------
        3/2/00           7,000                  10.84                   75,863
--------------------------------------------------------------------------------
        3/6/00          13,000                  10.98                  142,777
--------------------------------------------------------------------------------
        3/7/00          37,000                  10.94                  404,763
--------------------------------------------------------------------------------
        3/8/00           2,000                  10.95                   21,900
--------------------------------------------------------------------------------


     (d) Because they are the Managing Members of PL Capital, which is the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore,

CUSIP No. 81424D109                                          Page 10 of 13 Pages


          Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)  Financial Edge Strategic

     (a)  Aggregate number of shares beneficially owned: 161,900
          Percentage: 8.4%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 161,900
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 161,900

     (c) Financial Edge Strategic has made the following purchases of Common Stock in the last 60 days:

--------------------------------------------------------------------------------
         Date      Number of Shares      Price Per Share ($)       Total Cost($)
--------------------------------------------------------------------------------
        3/2/00          10,000                  10.82                  108,150
--------------------------------------------------------------------------------

     (d) Because they are the Managing Members of PL Capital, which is the general partner of Financial Edge Strategic, Mr. Palmer and Mr.
          Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)  PL Capital

     (a)  Aggregate number of shares beneficially owned: 161,900
          Percentage: 8.4%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 161,900
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 161,900

     (c)  PL Capital has made no purchases of Common Stock.

     (d) Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. PL Capital is the general partner of Financial Edge Fund and Financial Edge Strategic. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

CUSIP No. 81424D109                                          Page 11 of 13 Pages


(D)  Mr. John Palmer

     (a)  Aggregate number of shares beneficially owned: 161,900
          Percentage: 8.4%

     (b)  1.  Sole power to vote or to direct  vote: 0
          2.  Shared power to vote or to direct vote: 161,900
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 161,900

     (c)  Mr. Palmer has made no purchases of Common Stock.

(E)  Mr. Richard Lashley

     (a)  Aggregate number of shares beneficially owned: 161,900
          Percentage:  8.4%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 161,900
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 161,900

     (c)  Mr. Lashley has made no purchases of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. PL Capital, as general partner of the Financial Edge Fund and Financial Edge Strategic, is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Item 7.   Material to be Filed as Exhibits

        No.      Description
        --       -----------
         1       Joint Filing Agreement.

CUSIP No. 81424D109                                          Page 12 of 13 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     March 10, 2000

                                      FINANCIAL EDGE FUND, L.P.

                                      By: PL CAPITAL, LLC
                                          General Partner

                                      By:   /s/ John Palmer  /s/ Richard Lashley
                                            John Palmer      Richard Lashley
                                            Managing Member  Managing Member



                                      FINANCIAL EDGE - STRATEGIC FUND, L.P.

                                      By: PL CAPITAL, LLC
                                          General Partner

                                      By:   /s/ John Palmer  /s/ Richard Lashley
                                            John Palmer      Richard Lashley
                                            Managing Member  Managing Member



By:  /s/ John Palmer                        By:  /s/ Richard Lashley
     John Palmer                                 Richard Lashley



                                      PL CAPITAL, LLC

                                      By:   /s/ John Palmer  /s/ Richard Lashley
                                            John Palmer      Richard Lashley
                                            Managing Member  Managing Member